ISSUER FREE WRITING PROSPECTUS
Dated April 25, 2012
Filed Pursuant to Rule 433
Registration No. 333-170298

AMERICAN REALTY CAPITAL TRUST III, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust III, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on November 3, 2010 and the registration statement became effective on March 31, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated March 31, 2011, and supplements thereto are available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1503828/000114420411019516/v217164_424b3.htm,

http://sec.gov/Archives/edgar/data/1503828/000114420412013830/v305166_424b3.htm,

http://sec.gov/Archives/edgar/data/1503828/000114420412017836/v307676_424b3.htm,

http://www.sec.gov/Archives/edgar/data/1503828/000114420411064595/v240532_424b3.htm,

http://www.sec.gov/Archives/edgar/data/1503828/000114420411056842/v236662_424b3.htm,

http://www.sec.gov/Archives/edgar/data/1503828/000114420411051643/v234321_424b3.htm,

http://www.sec.gov/Archives/edgar/data/1503828/000114420411048785/v232883_424b3.htm, and

http://www.sec.gov/Archives/edgar/data/1503828/000114420411045349/v230920_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The Company does not believe that the following communication presents an offer as defined in the Securities Act of 1933, as amended. However, the Company is filing the communication in a Free Writing Prospectus as a precautionary matter.

The article below was published by the Wall Street Journal on April 24, 2012 and references the offering of securities of the Company. The article reported on certain statements made by Nicholas S. Schorsch, the Chairman of the Company’s Board of Directors.

The article was not prepared or reviewed by the Company prior to publication. The Wall Street Journal, the publisher of the article, routinely publishes articles on business news. The Wall Street Journal is not affiliated with the Company, and no payment was made nor was any consideration given to the Wall Street Journal by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company. Statements in the articles that are attributed directly to Mr. Schorsch were not intended and should not be considered as offering material.

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REITs Spring an Unnerving Surprise

By: A.D. Pruitt and Craig Karmin

During the decade leading up to the downturn, some small investors put their money into a special type of real-estate investment trust, ones that aren't traded on an exchange but promised steady dividends.

Now, as some of those REITs seek to go public and others face pressure from regulators to provide better disclosure on their value, investors are discovering the downsides: Some of the nontraded REITs are being valued at prices far lower than investors had expected.

This month, investors in Retail Properties of America Inc., one of the largest owners of strip malls and shopping centers in the U.S., learned that shares that were valued last June at $6.95 were valued during its initial public offering this month at $3.20, before a reverse stock split. The disclosure came as Retail Properties converted from a nontraded REIT to a publicly traded company on the New York Stock Exchange.

Retail Properties declined to comment.

Also this year, Cornerstone Core Properties REIT Inc. disclosed in a regulatory filing with the Securities and Exchange Commission that its stock, which was sold to investors at $8 a share in 2008, actually is valued at $2.09. Until 2012, all Cornerstone noted in its regulatory filings was the initial offering price, without any updates.

Chief Executive Terry Roussel said in a shareholder letter last month that the value of the stock had to be reduced based on falling values of the industrial parks the REIT purchased at the height of the market. Cornerstone didn't respond to a request for comment.

Investors are expressing their displeasure partly by filing grievances against the investment advisers who sold them. The Financial Industry Regulatory Authority, or Finra, which oversees advisers, said it received 54% more complaints regarding nontraded REITs in 2011 than it did in 2009.

About 90 of these REITs were created mostly during the boom years, raising more than $73 billion, mostly from individual investors. Financial advisers have touted the prospect of profiting from real estate without the volatility of publicly traded REITs. They also have pointed to steady dividend payments of up to 7%, according to some financial advisers, investors and marketing material.

Until recently, most of these REITs performed as advertised. Dividend payments continued, and quarterly statements showed that the values of the REIT shares mostly stayed steady from the prices at which they were originally sold, even as the downturn clobbered the public REIT market.

But unlike publicly traded stocks, whose values are set in the marketplace, valuation methods for nontraded REITs have varied widely. Some companies look to outside appraisers or investment banks to assess current property values, while others rely on their own management, according to Kevin Gannon, a managing director at Robert A. Stanger & Co., a real-estate investment bank in Shrewsbury, N.J.

Last year, the SEC and Finra began cracking down. The SEC has talked to about six nontraded REITs "on providing better disclosures on their share valuations," said Michael McTiernan, a lawyer in the SEC's division of corporate finance. He said the agency is pressing companies to give better disclosure on such things as how shares are valued and any conflicts with third-party advisers.

Mr. McTiernan declined to identify the REITs, but said that once news of the SEC's efforts spread, "disclosure throughout the industry quickly improved."

Partly due to regulatory pressure, about 20 nontraded REITs are providing more information about how they arrived at their valuations, growth rates and other financial metrics useful to investors, said Mr. Gannon.

"A year ago none of them really provided the level of disclosure you're seeing today," he said.

Finra, meanwhile, also has been turning up the heat, proposing new rules that would set guidelines on financial-adviser disclosures on the REITs. Last year, Finra sued New York brokerage David Lerner Associates Inc., which sold funds, called Apple REITs, to small investors. Apple has no connection to the computer company.

Among Finra's charges, which still are pending: Lerner targeted unsophisticated and elderly investors with products that weren't suited to them. Lerner has described the Finra action as "rife with falsehoods."

To be sure, advocates of nontraded REITs said share prices could rise if conditions improve and property prices rise. Also, many nontraded REITs are responding to criticism by offering new REITs that report daily net asset values, have shorter life spans and make it easier for investors to redeem shares.

"We believe this is something that is long overdue," said Nicholas Schorsch, chief executive of American Realty Capital, which sponsors seven nontraded REITs.

Some investors, however, aren't happy with what they are hearing as nontraded REITs disclose more information.

Robert Block, a 74-year-old retiree living in Cape Coral, Fla., said he invested $412,000 in four nontraded REITs from 2006 to 2008 because his investment adviser told him the dividends were attractive and the REITs were "about as safe as anything you could get."

Initially, the share prices held steady as promised. But as of the first quarter of this year, his $400,000 investment was valued at about $300,000 based on REIT share valuations. "I needed income that I could count on and wasn't risky," he said. Mr. Block is seeking damages from his investment adviser in a Finra arbitration case.

Some nontraded REITs are adjusting valuations as part of the process for cashing out. Typically, when these investment vehicles were formed, investors were told that after seven to 10 years, the REIT would pay the capital back by selling all of its properties, merging with another company or becoming publicly traded.

Of the nontraded REITs launched since 1990, 19 have returned investors' capital, according to Blue Vault Partners LLC, a research firm in Cumming, Ga. Given that many nontraded REITs were established six or seven years ago, they will need to get properties in line with current market values when they sell the assets or take the companies public.

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American Realty Capital Trust III, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital Trust III, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.

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